GMP Securities LP
145 King St #300
Toronto, ON M5H 1J8

Filing 13G A

On Oct 24 2007 GMP Securities LP fell back below the 5 percent threshold in ownership in Revett Minerals Inc holding 3 637 982 shs being approx 4.97 percent of the shares outstanding being 73 198 000